PHASE III DATA FOR TEVA’S QNASL® (BECLOMETHASONE DIPROPIONATE) DEMONSTRATE EFFICACY
PROFILE IN PEDIATRIC PATIENTS WITH SEASONAL ALLERGIC RHINITIS

Additional Phase III Data Show Long-Term Ocular Safety Profile and Support Device Functionality and
Reliability

Jerusalem, Israel, November 9, 2012 – Teva Pharmaceutical Industries Ltd. announced today additional data from the Phase III clinical program for QNASL® (beclomethasone dipropionate) Nasal Aerosol, highlighting the drug’s efficacy profile in treating children (ages 6-11) with nasal symptoms of seasonal allergic rhinitis (SAR). QNASL® is a nonaqueous, “dry” nasal aerosol corticosteroid currently approved for the treatment of nasal symptoms associated with SAR and perennial allergic rhinitis (PAR) in patients aged 12 years and older. The data are being presented at the 2012 Annual Meeting of the American College of Allergy, Asthma and Immunology (ACAAI) in Anaheim, CA. Additional data also presented at the ACAAI meeting reinforce the long-term ocular safety profile of QNASL® and the functionality and reliability of the device.

In a two-week, randomized, double-blind, placebo-controlled study, 715 patients with SAR, aged 6-11 years, received once-daily treatment with QNASL® 80 mcg, 160 mcg or placebo. The primary endpoint, the results for which were previously released1, showed significantly greater (p<0.001) improvement in nasal symptoms compared with placebo for both QNASL® 160 mcg and 80 mcg over the two-week treatment period. Additional data reported today further support the efficacy of once-daily dosing with QNASL®. The data show greater (p<0.001) improvements from baseline in patient-reported AM and PM reflective total nasal symptom scores (rTNSS) and patient-reported AM and PM instantaneous total nasal symptom scores (iTNSS) with QNASL® 160 mcg and 80 mcg as compared with placebo (p<0.01). Furthermore, physician-assessed nasal symptom scores (PNSS) show greater improvement in patients receiving QNASL®160 mcg and 80 mcg as compared with placebo (-.096, 95% CI: -1.4, -.05, P<0.001 [80 mcg]); (-.072, 95% CI: -1.2, -.02, P=0.004 [160mcg]). QNASL® was generally well-tolerated in children with a safety profile similar to that of placebo.

“QNASL is a much-needed treatment option for the millions of adults and adolescents suffering from the burdensome symptoms of allergic rhinitis,” said Dr. William Storms, MD, practicing allergist, clinical professor at the University of Colorado Health Sciences Center and founder of the William Storms Allergy Clinic in Colorado Springs, CO. “These data further showcase the drug’s safety and efficacy profile in treating the pediatric population and could prove beneficial to the 40 percent of children in the U.S. currently living with allergic rhinitis.”

Highlights from a study evaluating ocular safety following long-term (52-week) treatment of QNASL® (beclomethasone dipropionate) 320 mcg once-daily were also presented at ACAAI. The primary endpoint, which was previously reported2, showed statistically significant improvements in patient-reported 24-hour rTNSS in patients with PAR, aged 12 years and older, over the first 30 weeks of treatment. Data presented today demonstrate that at 30 and 52 weeks, there were no clinically important differences in intraocular pressure (IOP), which refers to the fluid pressure within the eye, between QNASL® and placebo. If IOP increases beyond the normal range of 10-20 mmHg, patients are at an increased risk of developing glaucoma; however, during treatment with QNASL®, IOP remained within normal range (<21 mmHg) in 94 percent of patients. Treatment with QNASL® had a minimal impact on lens opacities development or progression and there were no reports of development of cataracts during the study. Physician-assessed nasal symptom scores in this study show greater improvement from baseline across 30 and 52 weeks of treatment (-0.63, 95% CI: -1.1, -0.2, P=0.005 [week 30]); (-0.60, 95% CI: -1.0, -0.2, P=0.008 [week 52]).

QNASL® is the first nasal aerosol spray to be available with an integrated dose counter that numerically displays every actuation. Evaluations were conducted to assess the accuracy and reliability of the device. To evaluate the safety and efficacy profile of QNASL®, a six-week, randomized, double-blind, placebo-controlled study was conducted in 474 patients with PAR, aged 12 years and older. As previously published in the Allergy & Asthma Proceedings3, the study showed significantly greater improvement in average patient-reported AM and PM rTNSS compared to placebo. Additional data from this study presented at ACAAI demonstrate the performance, functionality and reliability of the integrated dose counter based on daily patient recordings of actuations and dose counter readings. Agreement between subject recordings, measured by a Nasal Device Performance Diary, and dose counter readings was assessed by discrepancies in the following categories: fire not count, count not fire, count unknown fire and count up unknown fire. Of 41,891 subject-reported actuations, only 159 discrepancies were reported in the diary versus the counter. Nearly 80 percent (79.1) of subjects reported 0 discrepancies, 9.4 percent reported only one discrepancy and 6.4 percent reported just two discrepancies. The dose counter had an overall discrepancy rate of 0.38/100 actuations (0.41 [BDP nasal aerosol group]; 0.34 [placebo group] and the discrepancy rate of fire not count was also low (0.09/100 actuations). These results further suggest that the reliable dose counter will help patients track their remaining medication and help to determine when to replace their device.

On March 23, 2012, the U.S. Food and Drug Administration (FDA) approved QNASL®. The product became available to patients by prescription in April 2012, making it the first marketed nonaqueous or “dry” nasal aerosol product in a category that reports annual sales of $2.5 billion.4 QNASL® is delivered as a once-daily, nonaqueous aerosol that uses an environmentally friendly5 propellant (HFA) and contains a built-in dose counter.

“The data presentations at ACAAI further emphasize the safety and efficacy profile of QNASL for the treatment of seasonal and year-round nasal allergies,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “We remain firmly committed to the development of novel therapies that present patients with new and innovative treatment options to allow them to effectively manage their nasal allergy symptoms and ultimately improve their quality of life.”

ABOUT QNASL® (BECLOMETHASONE DIPROPIONATE)
QNASL® Nasal Aerosol is a prescription corticosteroid medication that treats seasonal nasal and year-round nasal allergy symptoms in adults and adolescents 12 years of age and older. It is administered as a nonaqueous or “dry” spray delivered by hydrofluoroalkane (HFA), an environmentally friendly propellant. QNASL® Nasal Aerosol contains beclomethasone dipropionate, which is a man-made (synthetic) corticosteroid. Corticosteroids are natural substances found in the body that reduce inflammation. When QNASL® Nasal Aerosol is sprayed into the nose, it helps reduce the nasal symptoms of allergic rhinitis (inflammation of the lining of the nose), such as stuffy nose, runny nose, itching and sneezing. It is not known whether QNASL® (beclomethasone dipropionate) Nasal Aerosol is safe and effective in children under 12 years of age.

IMPORTANT SAFETY INFORMATION
In clinical studies, nosebleeds and nose ulcers were more common in patients treated with QNASL Nasal Aerosol than patients who received placebo. Some nosebleeds were more severe in patients treated with QNASL Nasal Aerosol than in patients who received placebo. Tell your healthcare provider if you start to have nosebleeds or nasal ulcers after using QNASL Nasal Aerosol.

Thrush (Candida), a fungal infection in your nose, mouth, or throat may occur. Tell your healthcare provider if you have any redness or white colored patches in your mouth or throat.

You should avoid using QNASL Nasal Aerosol until your nose is healed if you have a sore in your nose, you have had recent surgery on your nose or if your nose has been injured, because QNASL Nasal Aerosol may cause slow wound healing.

Some people who use corticosteroids may have eye problems such as increased pressure in the eye (glaucoma) or cataracts. If you have a history of glaucoma or cataracts or have a family history of eye problems, you should have regular eye exams while you use QNASL Nasal Aerosol.

Serious allergic reactions can happen in people taking QNASL Nasal Aerosol. Stop using QNASL Nasal Aerosol and call your healthcare provider right away or get emergency help if you experience shortness of breath or trouble breathing, skin rash, redness, swelling, severe itching, or swelling of your lips, tongue or face.

People are more likely to get infections if they have immune system problems or use drugs, including corticosteroids, which may weaken the body’s ability to fight infections. Avoid contact with people who have infections like chickenpox or measles while using QNASL Nasal Aerosol. Speak to your healthcare provider before using QNASL Nasal Aerosol if you have tuberculosis or untreated fungal, bacterial, or viral infections, or eye infections caused by herpes. Symptoms of an infection include: fever, pain, aches, chills, feeling tired, nausea and vomiting.

A condition in which the adrenal glands do not make enough steroid hormones may occur. Symptoms can include tiredness, weakness, dizziness, nausea and vomiting. Tell your healthcare provider if you experience these symptoms.

Children taking QNASL Nasal Aerosol should have their growth checked regularly, since corticosteroids may slow growth in children.

The most common side effects with QNASL (beclomethasone dipropionate) Nasal Aerosol are nasal discomfort, nosebleeds, and headache.

Tell your healthcare provider if you have any side effect that bothers you or that does not go away.

These are not all of the possible side effects of QNASL Nasal Aerosol. For more information, ask your healthcare provider or pharmacist.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Visit http://qnasl.com/Content/pdf/pi.pdf for full prescribing information.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is a world leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise.

###

122977

[1]	Storms WW, Nayak N, Kelley L, Ding Y, Tantry SK (2012). Nasal Symptom Improvement Following Once-Daily Treatment With Beclomethasone Dipropionate Nasal Aerosol in Children With Seasonal Allergic Rhinitis. Annual Meeting of the American Academy of Allergy, Asthma & Immunology (AAAAI), Orlando, FL, March 2-6, 2012.

2 Nayak AS, Andrews CP, Bernstein DI, Dorinsky PM, Tankelevich A, Ding Y, Tantry SK. Long-term safety and efficacy of once-daily treatment with beclomethasone dipropionate nasal aerosol in subjects with perennial allergic rhinitis. Annual Meeting of the American College of Allergy, Asthma & Immunology (ACAAI), Boston, MA, November 3-8, 2011.

[3]	Meltzer EO, Jacobs RL, LaForce CF, Kelley CL, Dunbar SA, Tantry SK. Safety and efficacy of once-daily treatment with beclomethasone dipropionate nasal aerosol in subjects with perennial allergic rhinitis. Allergy Asthma Proc. 2012. May-Jun;33(3):249-57.

[4]	Allergic Rhinitis Therapeutics – Pipeline Assessment and Market Forecasts to 2018. Retrieved March 9, 2012, from ©Global Data.20: 2011.

[5]	The Montreal Protocol on Substances that Deplete the Ozone Layer. Retrieved March 12, 2012, from the United Nations Environment Programme. Available at: http://www.unep.org/ozone/pdf/Montreal-Protocol2000.pdf.